T. Rowe Price U.S. Bond Index Fund, Inc.

The fund’s strategy has been supplemented as follows:

U.S. Bond Index Fund uses a sampling strategy, investing substantially all fund assets in bonds specifically represented in the Lehman Brothers U.S. Aggregate Index. Prior to July 1, 2008, the fund’s strategy is to match the performance of the index gross of fund expenses. Effective July 1, 2008, the fund’s strategy will be to match the performance of the index net of fund expenses. Gross performance reflects the return of the fund’s investments without consideration of the fund’s expenses, whereas net performance reflects the return of the fund’s investments after all of the fund’s expenses have been deducted. This change in strategy means the fund will attempt to offset the expenses that it incurs (as of the date of this prospectus, the fund’s annual expense ratio is 0.30%) and have its total return match the total return of the index. Within each broad segment of the index, such as government bonds, mortgages, and corporate issues, we will select a set of U.S. dollar-denominated bonds that represents key benchmark traits. The most important of these traits are interest rate sensitivity, credit quality, and sector diversification, although other characteristics will be reflected. One or more of these traits will normally be given a slightly greater or lesser emphasis than its representation in the index once the fund begins efforts to match the performance of the index net of fund expenses. The fund’s holdings will normally include U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, and U.S. dollar-denominated securities of foreign issuers. Municipal bonds may also be included in the fund.

Swaps will be used as one of the types of the fund’s portfolio securities effective July 1, 2008, therefore, the following disclosure and operating policies have been added to the prospectus:

Swaps (Effective July 1, 2008)

Fund investments may be made in interest rate, index, total return credit default, and other types of swap agreements, as well as options on swaps (swaptions). All of these agreements are considered derivatives and, in certain cases, high-risk derivatives. Interest rate, index, and total return swaps are two-party contracts under which the fund and a counterparty, such as a broker or dealer, agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or indices. Credit default swaps resemble insurance contracts in that the seller of the swap guarantees the creditworthinessof the debt issuer and the buyer is provided with protection against specific risks of the issuer, such as defaults and bankruptcies, in exchange for a premium from the buyer. Swaps and swaptions can be used for a variety of purposes, including: to manage fund exposure to changes in interest rates and credit quality; as an efficient means of adjusting fund overall exposure to certain markets; in an effort to enhance income or total return or protect the value of portfolio securities; to serve as a cash management tool; and to adjust portfolio duration or credit exposure.

There are risks in the use of swaps and swaptions. Swaps could result in losses if interest rates or credit quality changes are not correctly anticipated by the fund. Total return swaps could result in losses if the reference index, security, or investments do not perform as anticipated. Credit default swaps can increase fund exposure to credit risk and could result in losses if we do not correctly evaluate the creditworthiness of the company or government on which the credit default swap is based. The use of swaps and swaptions may not always be successful; using them could lower fund total return, their prices can be highly volatile, and the potential loss from the use of swaps can exceed a fund’s initial investment in such instruments. Also, the other party to a swap agreement could default on its obligations or refuse to cash out a fund’s investment at a reasonable price, which could turn an expected gain into a loss.

Operating policies The fund will use swaps in a manner consistent with its strategy of seeking to match the performance of the index net of fund expenses. A swap agreement with any single counterparty will not be entered into if the net amount owed or to be received under existing contracts with that party would exceed 5% of total assets or if the net amount owed or to be received by a fund under all outstanding swap agreements will exceed 10% of total assets.

Swaptions:The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.